Exhibit 99.1

ZHONGCHAO INC.

(an exempted company with limited liability incorporated and registered in the Cayman Islands)
(NASDAQ: ZCMD)

SUPPLEMENT AND AMENDMENT TO NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

January 20, 2026

To the Shareholders of

Zhongchao Inc.

This proxy statement supplement and amendment (the “Supplement”) supplements and amends the information contained in the proxy statement dated November 26, 2025 (the “Original Proxy Statement”) of Zhongchao Inc. (the “Company”) for its extraordinary general meeting of shareholders (the “Meeting”), to (i) amend the original Proposal No. 3 (the “Original Proposal No. 3”) to reflect the changes described in the new Proposal No. 3 as provided hereby (the “Amended Proposal No. 3”), and (ii) update the Notice of the Meeting to reflect the change from the Original Proposal No. 3 to Amended Proposal No. 3 (the “Amended Notice”). This Supplement, along with the accompanying Amended Notice, contains additional information about the Meeting which is to be held on February 10, 2026, at 9:30 a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017.

Except as described above, this Supplement does not change the Original Proxy Statement.

All proxy instructions received in relation to Original Proposal No. 3 will be deemed to apply to Amended Proposal No. 3. Accordingly, if you have submitted or submit proxy voting instructions in favor of Original Proposal No. 3, then you will be deemed to have voted in favor of Amended Proposal No. 3 unless you revoke your proxy and/or change your vote. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it in accordance with the instructions set out therein so as to be received at least 24 hours before the commencement of this Meeting; or

●	attending this Meeting and voting in person.

ZHONGCHAO INC.
(an exempted company with limited liability incorporated and registered in the Cayman Islands)
(NASDAQ: ZCMD)

SUPPLEMENT AND AMENDMENT TO NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of Zhongchao Inc. (the “Company”) convened on January 20, 2026 was adjourned to and will be continued on February 10, 2026, at 9:30 a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, for the purposes of considering the following proposals:

1.	Proposal No. 1 — The Share Capital Increase Proposal: to consider and, if thought fit, pass the following ordinary resolution:

It is resolved, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$500,000 divided into 450,000,000 Class A ordinary shares with a nominal or par value USD0.001 each and 50,000,000 Class B ordinary shares with a nominal or par value of US$0.001 each to US$20,000,000 divided into 18,000,000,000 Class A ordinary shares with a par value of US$0.001 each and 2,000,000,000 Class B ordinary shares with a par value of US$0.001 each (the “Share Capital Increase”).

2.	Proposal No. 2 — The Share Capital MoA Amendment Proposal: to consider and, if thought fit, pass the following special resolution:

It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form as set forth in Annex A to the proxy statement in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

3.	Amended Proposal No. 3 — The Amended Share Consolidation Proposal: to consider and, if thought fit, pass the following ordinary resolution:

It is resolved as an ordinary resolution that:

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

4.	Proposal No. 4 — The Share Consolidation M&A Amendment Proposal: to consider and, if thought fit, pass the following special resolution:

It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation.

5.	Proposal No. 5 — The Voting Rights AoA Amendment Proposal: to consider and, if thought fit, pass the following special resolution:

It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement) from each class of shareholders in accordance with Article 9.1, the Company adopt amended and restated articles of association, substantially in the form set forth in Annex B to this proxy statement, in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation.

6.	Proposal No. 6 — The Adjournment Proposal: to approve by way of an ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of the holders of Class A ordinary shares of the Company to be held on or about the date of and prior to this meeting.

The Board of Directors has fixed the close of business on November 26, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders are advised that the form of Proposal No. 3 disclosed to shareholders in the notice of meeting and proxy statement dated November 26, 2025 (the “Original Proposal No. 3”) has been amended in the manner further disclosed in the accompanying proxy statement. All proxy instructions received in relation to the Original Proposal No. 3 will be deemed to apply to the Amended Proposal No. 3. Accordingly, if shareholders have submitted or submit proxy voting instructions in favor of the Original Proposal No. 3, then they will be deemed to have voted in favor of the Amended Proposal No. 3 unless they revoke their proxy and/or change their vote. Shareholders may revoke their proxy and change their vote at any time before the polls close at the All Holders Meeting.

Shareholders may obtain a copy of the proxy materials from the Company’s website at http://izcmd.com or by submitting a request to ir@izcmd.com. A proxy need not be a shareholder of the Company. All completed proxy cards must be received at least 24 hours prior to the commencement of the adjourned meeting.

The accompanying proxy statement forms part of this notice of extraordinary general meeting of shareholders.

By Order of the Board of Directors,

/s/ Weiguang Yang
Weiguang Yang
Chairman of the Board of Directors

January 20, 2026

AMENDED PROPOSAL NO. 3
THE AMENDED SHARE CONSOLIDATION PROPOSAL

General

On November 26, 2025, the Company, furnished on a Form 6-K the notice of the extraordinary general meeting of shareholders of the Company (the “All Holders Meeting”) and the form of proxy card thereof (the “Notice of All Holders Meeting”). The notice of All Holders Meeting and accompanying proxy statement and proxy card recommended that shareholders pass the following ordinary resolution (the “Original Proposal No. 3”):

“It is resolved as an ordinary resolution that:

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

The form the Original Proposal No. 3 only contemplated giving the Board the authority to approve one share consolidation up to a maximum consolidation ratio of 250:1. The Board believes that it is in the best interests of the Company to amend the form of the Original Proposal No. 3 to authorize the Board to pass one or more share consolidations during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1 (the “Amended Proposal No. 3”).

Accordingly, the Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to, conditional upon the approval of the Board in its sole discretion, effect a share consolidation of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) shall not be less than 2:1 nor greater than 250:1, with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Class A Ordinary Shares and Class B Ordinary Shares in the capital of the Company as set out in the Company’s memorandum and articles of association, respectively, with effect from such dates as the Board may determine in its sole discretion (each, an “Effective Date”).

The Amended Proposal No. 3 must be approved by shareholders by way of ordinary resolution which require the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting. If our shareholders approve this proposal, our Board will have the authority to determine the actual and final ratio of each Share Consolidation, provided that the accumulated consolidation ratio for all such share consolidation(s) shall not be less than 2:1 nor greater than 250:1, effect each Share Consolidation on each Effective Date and arrange filing of the relevant Share Consolidation resolutions with the Cayman Islands Registrar of Companies.

Each Share Consolidation will be implemented simultaneously for all Class A Ordinary Shares and Class B Ordinary Shares. Each Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidations

The Company’s Class A Ordinary Shares are currently listed on Nasdaq under the symbol “ZCMD.” Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of US$1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Class A Ordinary Shares.

As of November 25, 2025, the last trading day before the date of this proxy statement, the closing price of Class A Ordinary Shares was US$0.62. In order to be compliance with the Minimum Bid Price Rule, the Board of Directors has determined that it is in the best interests of the Company to solicit the approval of the shareholders for the Board of Directors to decide whether, how and when to effect the Share Consolidations.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares, and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

However, there can be no assurance that the Share Consolidations, if effected and completed, will result in the intended benefits, such as increasing the trading price of the Class A ordinary shares or maintaining the continued listing of the Class A Ordinary Shares on Nasdaq.

Registration and Trading of the Class A Ordinary Shares

The Share Consolidations will not affect the registration of our Class A Ordinary Shares or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission. When a Share Consolidation is implemented, our Class A Ordinary Shares will begin trading on a post-consolidation basis on the Effective Date, which we will confirm by press release. In connection with each Share Consolidation, the CUSIP number of our Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

No fractional Class A Ordinary Shares or Class B Ordinary Shares will be issued to any shareholders in connection with the Share Consolidations. Any fractional shares resulting from each Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one Class A Ordinary Share or Class B Ordinary Share (as relevant) in lieu of the fractional share that would have resulted from such Share Consolidation.

Authorized Shares

Upon a Share Consolidation becoming effective, the Company’s authorised but unissued share capital will be consolidated at the same ratio as the Company’s outstanding shares. This will result in the Company having a fewer number of authorized but unissued shares available for issue.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidations to treat shareholders holding Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidations for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of share certificates by our shareholders is not required. The Company’s transfer agent will adjust the record books of the Company, including the Company’s register of members, to reflect each Share Consolidation as of its Effective Date. New share certificates will not be mailed to shareholders.

Treatment of proxy cards submitted with respect to Original Proposal No. 3

All proxy instructions received in relation to the Original Proposal No. 3 will be deemed to apply to Amended Proposal No. 3. Accordingly, if you have submitted or submit proxy voting instructions in favor of the Original Proposal No. 3, then you will be deemed to have voted in favor of the Amended Proposal No. 3 unless you revoke your proxy and/or change your vote. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it in accordance with the instructions set out therein so as to be received at least 24 hours before the commencement of this Meeting; or

●	attending this Meeting and voting in person.]

Resolutions

The Board proposes to solicit shareholder approval of the Amended Proposal No. 3 in the form of shareholder resolutions. The resolutions to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidations are:

“It is resolved as an ordinary resolution that:

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.”

Vote Required for Approval

If a quorum is present, the affirmative vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the Share Consolidations.

If the Share Consolidation Proposal is not approved, the Share Consolidation M&A Amendment Proposal shall not be presented to the shareholders at the Meeting for a vote.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE AMENDED PROPOSAL NO. 3 — THE AMENDED SHARE CONSOLIDATION PROPOSAL.

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors

January 20, 2026	/s/ Weiguang Yang
Weiguang Yang
Chairman of the Board of Directors